Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Nephros, Inc. on Form S-8 (Registration Statements No. 333-127264 and No. 333-148236 and No. 333-188592) pertaining to the 2004 Stock Incentive Plan, of our report, dated April 15, 2015 (which includes an explanatory paragraph relating to the Company's ability to continue as a going concern), relating to the consolidated balance sheet of Nephros, Inc. as of December 31, 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' deficit, and cash flows for the year ended December 31, 2014 and the adjustments described in Note 2 that were applied to restate the 2013 financial statements to correct an error.

/s/ WithumSmith+Brown PC

Morristown, New Jersey

April 15, 2015